UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-32266

POLYPORE INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in its Charter)

11430 North Community House Road, Suite 350

Charlotte, North Carolina, 28277

(704) 587-8409

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.01 par value)

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On August 26, 2015, pursuant to the Agreement and Plan of Merger, dated February 23, 2015, by and among Asahi Kasei Corporation (“Asahi Kasei”), ESM Holdings Corporation (“Merger Sub”) and Polypore International, Inc. (“Polypore”), Merger Sub merged with and into Polypore, with Polypore surviving the merger as an indirect wholly owned subsidiary of Asahi Kasei.

Pursuant to the requirements of the Securities Exchange Act of 1934, Polypore International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 8, 2015	POLYPORE INTERNATIONAL, INC.

	By:	/s/ Lynn Amos
	Name:	Lynn Amos
	Title:	Chief Financial Officer